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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Pre-Paid Legal Services, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   740065 10 7
                                 (CUSIP Number)

                                 Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 9


CUSIP No. 740065 10 7
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas W. Smith
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    1,258,351
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,780,600
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,258,351
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    2,780,600
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,038,951
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 740065 10 7
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas N. Tryforos
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    60,400
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,780,600
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           60,400
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    2,780,600
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,841,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 740065 10 7
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Scott J. Vassalluzzo
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    20,100
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,690,600
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           20,100
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    2,690,600
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,710,700
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1. Security and Issuer

      This statement relates to the common stock, $.01 par value (the "Common Stock") of Pre-Paid Legal Services, Inc., an Oklahoma corporation whose principal executive offices are located at 321 East Main Street, Ada, Oklahoma 74820.

Item 2. Identity and Background

      (a) - (f) This statement is filed jointly by Thomas W. Smith, Thomas N. Tryforos and Scott J. Vassalluzzo (the "Reporting Persons"), each of whom is a private investment manager with a business address located at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

      During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate 60,411,317, Mr. Smith contributed $23,112,976 of his personal funds, Mr. Tryforos contributed $1,166,017 of his personal funds and Mr. Vassalluzzo contributed $134,589 of his personal funds.

Item 4. Purpose of Transaction

      As described more fully in Item 5 below, Mr. Smith beneficially owns 3,138,951shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"), Mr. Tryforos beneficially owns 2,780,600 shares in his capacity as investment manager for four of the Managed Accounts, and as of November 1, 2002, Mr. Vassalluzzo beneficially owns 3,701,600 shares in his capacity as investment manager for four of the Managed Accounts (collectively, the "Managed Account Shares"). The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (for which each Reporting Person is a general partner), (ii) an employee profit-sharing plan of a corporation wholly-owned by Messrs. Smith and Tryforos (for which Messrs. Smith and Tryforos are trustees), (iii) certain family members of Messrs Smith and Vassalluzzo and trusts for the benefit of certain family members of Mr. Smith, (iv) a private charitable foundation established by Mr. Smith (for which Mr. Smith acts as trustee), and (v) a private investment limited partnership (for which Mr. Smith is the general partner). In addition, Messrs. Smith,

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Tryforos and Vassalluzzo each own Common Stock for their own accounts in the amount 900,000, 60,400 and 9,100 shares, respectively (collectively, the "Personal Shares"). The Reporting Persons have acquired beneficial ownership of the Managed Account Shares for the purpose of achieving the investment policies of the Managed Accounts, and have acquired the Personal Shares for investment purposes. Based upon market conditions, an evaluation of alternative investments and such other factors as may be considered relevant from time to time, each Reporting Person may purchase or sell shares on behalf of the Managed Accounts, other managed accounts or for his own account if he deems it appropriate and is able to do so, in each case, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (based on information included in the Registration Statement on Form 10-Q filed by the Issuer on October 22, 2002, which disclosed that 19,009,090 shares of Common Stock were outstanding as of October 18, 2002) is as follows: Mr. Smith - 4,038,951 shares (21.2%); Mr. Tryforos - 2,841,000 shares (14.9%) and Mr. Vassalluzzo - 2,710,700
(14.3%) .

      (b) Messrs. Smith, Tryforos and Vassalluzzo have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 1,258,351, 60,400 and 20,100 shares of Common Stock, respectively. Effective November 1, 2002, Mr. Vassalluzzo has unrestricted power (which he shares with Messrs. Smith and Tryforos) to vote or to direct the vote and dispose or to direct the disposition of 2,710,600 shares of Common Stock owned by the Managed Accounts. Together with the foregoing shares, Messrs. Smith and Tryforos share the power to vote or to direct the vote of and dispose or to direct the disposition of an additional 90,000 shares of Common Stock owned by the Managed Accounts.

      (c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock.

      (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7. Material to Be Filed as Exhibits

      1. Agreement relating to the joint filing of Statement on Schedule 13D/A dated November 12, 2002.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: November 12, 2002


                                                   /s/ Thomas W. Smith
                                                -----------------------------
                                                       Thomas W. Smith


                                                  /s/ Thomas N. Tryforos
                                                -----------------------------
                                                      Thomas N. Tryforos


                                                  /s/ Scott J. Vassalluzzo
                                                -----------------------------
                                                      Scott J. Vassalluzzo